

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Sih-Ping Koh
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

> **Re: Gorilla Technology Group Inc.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed June 13, 2022**
> **File No. 333-262069**

Dear Dr. Koh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Contingent Value Rights, page 183

1. We note the revisions made in response to our prior comment 10. Please clarify why no amounts attributable to the issuance of Contingent Value Rights ("CVRs") are being reported in the pro forma financial statements. Tell us and disclose how the CVRs will be accounted for upon their inception and subsequently measured. Please clarify how you "determined that the value will be inherently reflected within the quoted price of Global's shares used in valuing the consideration given to Global's shareholders" when the CVRs are not yet outstanding and are only being granted to Global's shareholders and PIPE investors. In addition, tell us how the CVRs issued to the PIPE investors are being accounted for in the pro forma financial statements. Please provide a comprehensive analysis that supports your accounting and presentation in the pro forma financial statements.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	David Bartz